GRAB HOLDINGS LIMITED

7 Straits View

Marina One East Tower, #18-01/06

Singapore 018936

November 19, 2021

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Grab Holdings Limited (the “Company”)

Registration Statement on Form F-4

Originally Filed August 2, 2021

File No. 333-258349

Dear Ms. Bagley and Ms. Jaskot:

Pursuant to Rule 461(a) under the Securities Act of 1933, as amended (the “Act”), the Company hereby respectfully requests that the effective date of the Company’s Registration Statement on Form F-4 (File No. 333-258349) be accelerated by the Securities and Exchange Commission to 11:30 a.m. Washington D.C. time on November 19, 2021 or as soon as practicable thereafter. In making this acceleration request, the Company acknowledges that it is aware of its responsibilities under the Act.

We request that we be notified of such effectiveness by a telephone call to Brian V. Breheny at (202) 371-7180 of Skadden, Arps, Slate, Meagher & Flom LLP, or if he is unavailable, Gary J. Simon at (212) 837-6770 of Hughes Hubbard & Reed LLP or Sarah Davis at (617) 951-7545 of Ropes & Gray LLP, and we request that such effectiveness also be confirmed in writing.

[Signature page follows]

Very truly yours, Grab Holdings Limited

By:	/s/ Artawat Udompholkul
Name:	Artawat Udompholkul (also known as John Cordova)
Title:	Director

cc:	Christopher Betts, General Counsel, Grab Holdings Inc.

Brian Breheny, Skadden, Arps, Slate, Meagher & Flom LLP

Jonathan Stone, Skadden, Arps, Slate, Meagher & Flom LLP

Rajeev Duggal, Skadden, Arps, Slate, Meagher & Flom LLP

Gary J. Simon, Hughes Hubbard & Reed LLP

Paul Scrivano, Ropes & Gray LLP

Sarah Davis, Ropes & Gray LLP

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